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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2000 (AMENDMENT NO. 2 TO FORM 10-K)
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                           PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 14 of the Form 10-K
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Part I - Registrant Information

New Century Equity Holdings Corp.
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Full Name of Registrant

Billing Concepts Corp.
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Former Name if Applicable

10101 Reunion Place  Suite 450
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Address of Principal Executive Office (Street and Number)

San Antonio, Texas  78216
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City, State and Zip Code


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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
/X/ following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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State below in reason able detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     At September 30, 2000, New Century Equity Holdings Corp. ("Company") owned approximately 42.5% of a privately-held company, Princeton eCom Corporation ("Princeton"). Princeton is a high technology company focused on the bill presentment and payment market.

     As Princeton qualifies as a majority-owned subsidiary of the Company, the Company is required under Rule 3-09(a) of Regulation S-X to file separate financial statements for Princeton. Under Rule 3-09(b) of Regulation S-X, since Princeton's fiscal year ends within 90 days after the Company's fiscal year-end, the required financial statements may be filed as an amendment to Form 10-K within 90 days after the end of Princeton's fiscal year. As Princeton's fiscal year-end is December 31, the Company's amendment to Form 10-K including the Princeton financial statements is due by March 31, 2001.

     The financial staff of Princeton work in a very fast-paced technology environment. In addition to the significant business demands, Princeton is currently in

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the process of raising additional equity funds.  Due to the complexity of their business and the efforts necessary in the equity raising process, as well as the time requirements to complete their financial statements, Princeton's audited financial statements will not be available by the March 31, 2001, deadline. Therefore, the Company requests a fifteen-day extension for the filing of the required financial statements of Princeton.

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Part IV -- Other Information
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(1) Name and telephone number of person to contact in regard to this notification

David P. Tusa          (210)         302-0410
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(Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


New Century Equity Holdings Corp.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 30, 2001                         By  /s/ DAVID P. TUSA
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                                                 David P. Tusa
                                                 Senior Vice President, Chief
                                                 Financial Officer and Corporate
                                                 Secretary